Exhibit 99.142

CONSENT OF STEPHEN P. ANTONY

The undersigned hereby consents to the reference of the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F being filed by Energy Fuels Inc. (the “Company”) with the United States Securities and Exchange Commission, and any amendments thereto, in connection with (1) the Company’s Management Discussion and Analysis for the year ended September 30, 2011, (2) the Company’s Management Discussion and Analysis for the year ended September 30, 2012, and (3) the Company’s Management Discussion and Analysis for the period ended June 30, 2013, (4) the Company’s Management Discussion and Analysis for the period ended March 31, 2013, (5) the Company’s Amended Management Discussion and Analysis for the period ended March 31, 2013, (6) the Company’s Management Discussion and Analysis for the period ended December 31, 2012, (7) the Company’s Management Discussion and Analysis for the period ended June 30, 2012, (8) the Company’s Management Discussion and Analysis for the period ended March 31, 2012, (9) the Company’s Management Discussion and Analysis for the period ended December 31, 2011, (10) the Company’s Material Change Report dated April 25, 2012, (11) the Company’s press release dated August 14, 2013, (12) the Company’s press release dated May 9, 2013, (13) the Company’s press release dated February 13, 2013, (14) the Company’s press release dated January 28, 2013, (15) the Company’s press release dated December 28, 2012, (16) the Company’s press release dated December 21, 2012, (17) the Company’s press release dated October 2, 2012, (18) the Company’s press release dated August 22, 2012, (19) the Company’s press release dated April 16, 2012, (20) the Company’s press release dated April 3, 2012, (21) the Company’s press release dated May 24, 2013, and (22) the Company’s Management Discussion and Analysis for the period ended September 30, 2013, all of which include reference to my name in connection with scientific and technical information regarding the Company’s properties described therein..

/s/ Stephen P. Antony
Name: Stephen P. Antony, P.E.
Title: President and Chief Executive
Officer, Energy Fuels Inc.

Date: November 15, 2013